UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC Filing Number: 001-39734

CUSIP Number: G6796W131

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Oriental Culture Holding, LTD.

Full Name of Registrant

N/A
Former Name if Applicable

Room 1310, Tower B, Harbour View Building, Eastern District
Address of Principal Executive Office (Street and Number)

Hong Kong
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Oriental Culture Holding LTD. (the “Company”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yi Shao	852	3579-5532
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Oriental Culture Holding LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Yi Shao
Yi Shao
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate that we will report the following significant changes in the results of operations from the 2025 fiscal year:

Revenues:

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the Years Ended December 31,
	2025		2024		Variance
	Revenue	%	Revenue	%	Amount	%
Listing services fees(1)	$17,204	0.9%	$103,807	16.7%	$(86,603)	(83.4)%
Transaction fees(2)	184,701	9.8%	296,379	47.6%	(111,678)	(37.7)%
Marketing services fees(3)	87,331	4.6%	156,995	25.2%	(69,664)	(44.4)%
Account Management Fee	861,347	45.6%	-	-	861,347	NA
Warehousing Service Fee	209,966	11.1%	-	-	209,966	NA
System Maintenance and Technical Support Service Fees	528,299	28.0%	65,509	10.5%	462,790	706.5%
Total operating revenues	$1,888,848	100.0%	$622,690	100.0%	$1,266,158	203.3%

*	Including $ 528,299 and $54,633 from related parties for the years ended December 31, 2025 and 2024, respectively.

(1) Listing service fees: Our performance obligation is to provide listings on our platform. Listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities. Listing value is the total offering price of the collectible, artwork and commodities when the ownership of the units are initially listed on our trading platforms. We utilize an appraised value as a basis to determine the appropriate listing value for each collectible, artwork or commodities, or portfolio of collectibles, artwork or commodities. We recognize the related revenue upon our completion of our performance obligation to the customer and its item is successfully listed for trading on our platforms.

Total listing service fees decreased by $86,603 or 83.4% from $103,807 for the year ended December 31, 2024 to $17,204 for the same period in 2025. Our listing service fees are calculated based on a percentage of the listing value of collectibles, artwork and commodities of new products. The decrease in the value generated by new product listings was mainly due to the decrease of the numbers of new products which caused by the negative impact from the freezing of bank accounts due to the investigation against our related party and two shareholders starting in the second half of 2022 as we had a hard time to retain new clients since then.

(2) Transaction fee revenue: Transaction fee revenue is generally calculated based on the transaction value of collectibles, artwork or commodities per transaction for our services to facilitate the trading transactions. Transaction value is the dollar amount of the purchase and sale of the collectibles, artwork or commodities after it is listed on our platform.

Total transaction fee revenue decreased by $111,678 or 37.7% from $296,379 for the year ended December 31, 2024 to $184,701 for the same period in 2025. The decrease was mainly due to negative impact from the freezing of bank accounts due to the investigation of our related party and two shareholders that started in second half of 2022 which reduced overall customers transactions.

(3) Marketing service fees: Marketing service fees are what we charge for promoting and marketing our customers’ collectible or artwork. The services include assisting our customers in connection with his/her listing and trading of his/her collectible/artwork on our platform, which mainly includes consulting and supporting services of the marketability for the collectible/artwork; assessing its market value and market acceptance for the collectible/artwork; and assisting in the application and legal protection required for the customer’s collectible/artwork to be approved for listing on our platform. For marketing service contracts in which the related performance obligations can be completed within a short period of time, the Company recognizes the related revenue upon the completion of its performance obligations.

Marketing service fees decreased by $69,664 or 44.4% from $156,995 for the year ended December 31, 2024 to $87,331 for the same period in 2025. The decrease was due to the decrease in demand for marketing services from customers to promote their listed items.

(4) Account Management Fees: Account management fees are charged as a fixed monthly fee per customer account for providing continuous account maintenance and management services. The transaction price is a fixed monthly amount per account as stipulated in the customer agreement, with no variable consideration. Account management fee revenue is recognized over time on a straight-line monthly basis as the performance obligation is satisfied.

Account management fees were $861,347 for the year ended December 31, 2025. As a newly added revenue derived from the development of the Company’s existing business, it reflects the Company’s ability to diversify its revenue mix and enhance sustainable profitability while further tapping into the value of its existing customer base.

(5) Warehousing Service Fee: Warehousing service fees are charged for providing professional storage and preservation services for customers’ collectibles listed on the platform. The fee is calculated daily based on the listed reference price of the collectible, a fixed daily rate, and the quantity of collectibles held by the customer. Warehousing service fee revenue is recognized over time on a daily basis as the performance obligation is satisfied, as the customer receives and consumes the benefits of the warehousing services simultaneously as the Company performs them.

Warehousing service fees amounted to $209,966 for the year ended December 31, 2025, representing a new revenue stream generated from the Company’s existing business development.

(6) System maintenance and technical support services primarily consist of system development and maintenance, platform operation technical support, IT infrastructure support and data processing and data services. Such fees are mainly fixed monthly charges. Service fees are mainly fixed monthly charges, and the related revenue is recognized evenly on a straight-line basis over the service period.

System maintenance and technical support services increased by $462,790 or 706.5% from $65,509, which included $54,633 from providing technical services to our related parties for the year ended December 31, 2024 to $528,299, which included $528,299 from providing technical services to our related parties for the same period in 2025. The increase was mainly due to the Company’s expanded business engagement with existing clients and the exploration of a diversified revenue mix.

Cost of Revenues

Cost of revenues increased by $473,666 or 63.3% from $182,181 for the year ended December 31, 2024 to $ 528,299 in 2025. The significant increase mainly driven by the growth of operating revenue.

Gross Profit

Gross profit increased by $1,177,511 or 267.3% from $440,509 for the year ended December 31, 2024 to $ 1,618,020 for the year ended December 31, 2025. Gross margin for the years ended December 31, 2025 and 2024 were 85.7% and 70.7%, respectively. The increase in gross profit was mainly attributable to the change in revenue mix. Revenue for the year ended December 31, 2025 was primarily derived from the expansion of existing businesses with lower system maintenance costs, leading to improved gross margin.

Selling and Marketing Expenses

The following table sets forth our operating expenses by amounts and percentages for the periods indicated:

	For the Years Ended December 31,
	2025		2024		Variance
	Expense	%	Expense	%	Amount	%
Selling and marketing	$(326,575)	6.6%	$(207,842)	5.7%	$(118,773)	57.1%
General and administrative	(4,590,896)	93.4%	(3,325,474)	91.4%	(1,265,422)	38.1%
General and administrative – related parties	-	-	(104,391)	2.9%	104,391	(100.0)%
Total operating expenses	$(4,917,471)	100.0%	$(3,637,707)	100.0%	$(1,846,866)	40.8%

Selling and marketing expenses consist primarily of commissions and payroll and benefits for employees involved in the sales team. Selling and marketing expenses increased by $118,733, or 57.1%, from $207,842 for the year ended December 31, 2024 to $326,575 for the same period in 2025. The increase in selling expenses was mainly due to higher payroll and employee benefit costs for the sales team.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses. Our G&A expenses increased by $1,265,422, or 38.1% from $3,429,865 for the year ended December 31, 2024 to $4,590,896 for the same period in 2025. The increase was primarily due to increased stock compensation expense of $3,259,000 for Chief Operating Officer as a result of the stock grant in 2025, partially offset by staff structure optimization and office cost savings, including the decrease in employee expenses of $299,276, depreciation and amortization expense of $287,898, professional fees including audit fees, system and security service fees of $541,492, office and rental fees of $180,034.

Other Income

Other income was as follows:

	For the Years Ended December 31,
	2025		2024		Variance
	Expense	%	Expense	%	Amount	%
Gain from short-term investment	$164,784	(132.2)%	$109,964	14.4%	$54,820	49.9%
Interest income	672,697	(539.7)%	763,190	99.9%	(90,493)	(11.9)%
Impairment loss on intangible assets	(1,350,000)	1,083.1%	(356,676)	-46.7%	993,324	(278.5)%
Gain on VIE deconsolidation	63,056	(50.6)%	-	-	63,056	NA %
Other income, net	324,825	(260.6)%	247,277	32.4%	77,548	31.4%
Total operating expenses	$(124,638)	100.0%	$763,755	100.0%	$(888,393)	(116.3)%

Total other expense increased by $888,393, or 109.4%, from other income of $763,755 for the year ended December 31, 2024 to other expense of $125,305 for the same period in 2025. The increase in other expense was mainly due to the increase of impairment loss on a digital currency software as the local government upheld its prohibition policy on cryptocurrencies in China.

Provision for Income Taxes

Our provision for income taxes amounted to $24,044 and $93 for the year ended December 31, 2025 and 2024, respectively. We generated most of our income from the subsidiaries that had preferential tax treatment which are formed and registered in Kashi in Xinjiang Provence, China. We also have provided 100% allowance on net operating losses from our subsidiaries which incurred losses.

Net Loss

Our net loss increased by $990,081, or 40.7%, from $2,433,536 for the year ended December 31, 2024 to $3,450,036 for the same period in 2025. Such change was the result of the combination of the changes as discussed above.

Basic and diluted loss per share

Basic loss per share were $0.15 and $40.48 for the year ended December 31, 2025 and 2024, respectively. Diluted loss per share were $0.13 and $40.18 for the year ended December 31, 2025 and 2024, respectively.